

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Mr. James A. McGrady
Chief Executive Officer, President, Chief Financial Officer and Treasurer
Retail Ventures, Inc.
4150 E. Fifth Avenue
Columbus, Ohio 43219

      **Re:    Retail Ventures, Inc.**
             **Form 8-K**
             **Filed October 12, 2010**
             **Amendment No. 1 to Form 8-K**
             **Filed November 8, 2010**
             **File No. 1-10767**

Dear Mr. McGrady:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,


                  William H. Thompson
                  Accounting Branch Chief